UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRVIATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):   ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):   ☐    No   ☒

Press Releases

On February 21, 2017, the registrant announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the registrant’s reported U.S. dollar results; slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the possibility that the registrant will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires, the possibility that the registrant’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators, and the registrant’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 26, 2016, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1 Press release regarding financial results for the fourth quarter and fiscal year ended December 31, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou,
Chief Financial Officer

Date: February 21, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding financial results for the fourth quarter and fiscal year ended December 31, 2016.

Exhibit 99.1

Changyou Reports Fourth Quarter 2016 and Fiscal Year 2016 Unaudited Financial Results

Beijing, China, February 21, 2017– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016.

Fourth Quarter 2016 Highlights

•	Total revenues were US$131 million[1], representing a decrease of 19% year-over-year and 4% quarter-over-quarter, exceeding guidance by $1 million.

•	Online game revenues were US$95 million, representing a decrease of 25% year-over-year and 3% quarter-over-quarter, in line with the Company’s guidance.

•	GAAP net income attributable to Changyou.com Limited was US$41 million, or US$0.77 per fully-diluted ADS[2]. This compares with US$38 million, or $0.73 per fully-diluted ADS in the fourth quarter of 2015 and US$39 million, or $0.73 in the third quarter of 2016.

•	Non-GAAP[3] net income attributable to Changyou.com Limited was US$40 million, exceeding the Company’s guidance by US$5 million. This compares with US$46 million in the fourth quarter of 2015 and US$46 million in the third quarter of 2016.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS was US$0.75. This compares with US$0.85 in the fourth quarter of 2015 and US$0.85 in the third quarter of 2016.

Fiscal Year 2016 Highlights

•	Total revenues were US$525 million, compared with US$762 million in 2015.

•	Online game revenues were US$396 million, compared with US$637 million in 2015.

•	GAAP net income attributable to Changyou.com Limited was US$145 million, or US$2.72 per fully-diluted ADS. This compares with US$213 million, or US$4.02 per fully-diluted ADS in 2015.

•	Non-GAAP net income attributable to Changyou.com Limited was US$153 million, compared with US$228 million in 2015.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS was US$2.85, compared with US$4.20 in 2015.

Mr. Dewen Chen, CEO, commented, “2016 was a year of building on our strengths and committing to developing high grossing games. At the beginning of 2016, we announced our ‘Top games, Big IP and Mass marketing’ strategy, and strictly executed it. After a year of hard work, we have now prepared a solid pipeline with a focus on MMORPG games, and supplemented by a number of advanced casual games. We are confident that our efforts will start to pay off in 2017 with many new exciting products in the pipeline. We will continue to focus on producing high quality games that will resonate with players.”

[1]	For the fourth quarter of 2016, on a yearly basis, the depreciation of the RMB against the U.S. dollar impacted our reported financial results. Should the exchange rate be at RMB6.39=US$1.00 as the same of the fourth quarter of 2015, total revenues in the fourth quarter of 2016 would have been US$140 million, or US$9 million higher than the GAAP total revenue, or down 14% year-over-year.
[2]	Each ADS represents two Class A ordinary shares.
[3]

Non-GAAP results exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures.”

Mr. Qing Wei, Chief Games Development Officer added, “Our development of Legacy TLBB mobile is more or less complete. The testing results so far meet our standards for high quality games. As our team has higher expectations for the game, we will continue to make incremental improvements on the game. We plan to conduct a large-scale beta test in the first quarter and if the results meet our expectation, the game will be officially launched in the second quarter.”

Ms. Jasmine Zhou, CFO of Changyou added, “We are pleased that we exceeded both our revenue guidance and non-GAAP net income guidance, and our online game revenues remained stable. We started to focus on producing high quality games at the beginning of 2016. This approach and higher testing standards have set the bar high for new games in pipeline, which had an impact on 2016 revenue. Nevertheless, we believe that focusing on the best is the only way to make a high quality and high grossing games possible.”

Fourth Quarter 2016 Operational Results

•	Total average monthly active accounts[4] of the Company’s PC games were 2.5 million, representing a decrease of 31% year-over-year and 7% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older PC games.

•	Total average monthly active accounts of the Company’s mobile games were 1.6 million, representing a decrease of 57% year-over-year and 43% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older mobile games.

•	Total quarterly aggregate active paying accounts[5] of the Company’s PC games were 1.0 million, representing a decrease of 17% year-over-year and flat quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older PC games.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.4 million, representing a decrease of 56% year-over-year and 43% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older mobile games.

Fourth Quarter 2016 Unaudited Financial Results

Revenues

Total revenues were US$131 million, representing a decrease of 19% year-over-year and 4% quarter-over-quarter.

Online game revenues were US$95 million, representing a decrease of 25% year-over-year and 3% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to the natural decline in revenues of the Company’s older games.

[4]	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
[5]	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Online advertising revenues were US$8 million, representing a decrease of 44% year-over-year and 28% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to fewer games being marketed on the 17173 Website.

Cinema advertising revenues6 were US$20 million, representing an increase of 53% year-over-year and a decrease of 3% quarter-over-quarter. The year-over-year increase reflected the strong growth of China’s movie and cinema industry in general and was also a result of an active approach we took in acquiring more advertising resources.

Internet value-added services (“IVAS”) revenues were US$6 million, representing a decrease of 6% year-over-year and an increase of 40% quarter-over-quarter. The year-over-year decrease was a result of lower revenues from mobile internet products in the fourth quarter of 2016. The quarter-over-quarter increase was a result of higher revenues from PC internet products.

Gross profit

GAAP and non-GAAP gross profit were both US$90 million, representing a decrease of 25% year-over-year and 6% quarter-over-quarter. GAAP and non-GAAP gross margins were both 69%, compared with 74% for both in the fourth quarter of 2015, and 70% for both in the third quarter of 2016.

GAAP and non-GAAP gross profit of the online games business were both US$74 million, representing a decrease of 25% year-over-year and flat quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 78%, compared with 78% in the fourth quarter of 2015 and 76% in the third quarter of 2016.

GAAP and non-GAAP gross profit of the online advertising business were both US$6 million, representing a decrease of 56% year-over-year and 38% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 66%, compared with 84% in the fourth quarter of 2015 and 76% in the third quarter of 2016. The year-over-year and quarter-over-quarter decreases in gross margin were due to a decrease in online advertising revenues, while costs remained relatively flat.

GAAP and non-GAAP gross profit of the cinema advertising business were both US$7 million, compared with US$5 million in the fourth quarter of 2015 and US$9 million in the third quarter of 2016.GAAP and non-GAAP gross margin of the cinema advertising business were both 34%, compared with 38% in the fourth quarter of 2015 and 43% in the third quarter of 2016. The quarter-over-quarter decrease in gross margin was mainly due to an increase in cinema advertising costs as we partnered with more cinemas in the fourth quarter of 2016.

GAAP and non-GAAP gross profit of the IVAS business were both US$3 million, compared with a gross profit of US$3 million in the fourth quarter of 2015 and a gross profit of US$2 million in the third quarter of 2016.

[6]	The Company’s Cinema advertising business revenue was previously presented as Other revenues as it was not significant enough to be presented as a separate line item under revenue. During the year of 2016, the cinema advertising business has experienced strong growth and become a more significant part of Changyou’s overall business. In order to provide investors with a better foundation for understanding of Changyou’s performance of the cinema advertising business, revenues generated from cinema advertising business are presented separately going forward.

Operating expenses

Total operating expenses were US$52 million, representing a decrease of 35% year-over-year and 21% quarter-over-quarter.

Product development expenses were US$31 million, representing a decrease of 30% year-over-year and an increase of 2% quarter-over-quarter. The year-over-year decrease was due to a decrease in salary and benefit expenses as a result of a reduction in bonus expenses and workforce.

Sales and marketing expenses were US$12 million, representing a decrease of 22% year-over-year and 36% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to a decrease in marketing spending to promote new games and expansion packs.

General and administrative expenses were US$9 million, representing a decrease of 53% year-over-year and 45% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in salary and benefit expenses as a result of a reduction in bonus expenses, as well as a decrease in share-based compensation expense7 compared with the fourth quarter of 2015. The quarter-over-quarter decrease was mainly due to a decrease in share-based compensation expense8 compared with the third quarter of 2016.

Operating profit

Operating profit was US$38 million, compared with US$40 million in the fourth quarter of 2015 and US$29 million in the third quarter of 2016.

Non-GAAP operating profit was US$37 million, compared with US$48 million in the fourth quarter of 2015 and US$37 million in the third quarter of 2016.

Other Income

Other income was US$5 million, compared with US$1 million in the fourth quarter of 2015 and US$3 million in the third quarter of 2016.

Income tax (expense) / benefit

Income tax expense was US$9 million, compared with an income tax expense of US$8 million in the fourth quarter of 2015 and an income tax benefit9 of US$1 million in the third quarter of 2016, respectively.

Net income

Net income was US$42 million, which compares with US$38 million in the fourth quarter of 2015 and US$39 million in the third quarter of 2016.

Non-GAAP net income was US$41 million, which compares with US$46 million in the fourth quarter of 2015 and US$46 million in the third quarter of 2016.

[7]	The decrease in share-based compensation expense was triggered by a decrease in the market price for the Company’s ADSs in the fourth quarter of 2016 compared to the fourth quarter of 2015.
[8]	The decrease in share-based compensation expense was triggered by a decrease in the market price for the Company’s ADSs in the fourth quarter of 2016 compared to the third quarter of 2016.
[9]	The income tax benefit in the third quarter of 2016 was mainly due to recognition of a tax benefit for the preferential tax rate of one of the Company’s subsidiaries as a “2015 Key National Software Enterprise” in the third quarter of 2016.

Net income/ (loss) attributable to non-controlling interests

Both GAAP and non-GAAP net income attributable to non-controlling interests was US$0.9 million. This compares with a GAAP net loss of US$ 0.2 million and non-GAAP net loss of US$0.3 million in the fourth quarter of 2015, and a GAAP and a non-GAAP net income of US$0.3 million in the third quarter of 2016. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap, the developer of the Dolphin Browser.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$41 million, compared with US$38 million in the fourth quarter of 2015 and US$39 million in the third quarter of 2016. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.77. This compares with US$0.73 in the fourth quarter of 2015 and US$0.73 in the third quarter of 2016.

Non-GAAP net income attributable to Changyou.com Limited was US$40 million. This compares with US$46 million in the fourth quarter of 2015 and US$46 million in the third quarter of 2016. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.75. This compares with US$0.85 in the fourth quarter of 2015 and US$0.85 in the third quarter of 2016.

Liquidity

As of December 31, 2016, Changyou had net cash10 of US$831 million, compared with US$755 million as of December 31, 2015.

Operating cash flow for the fourth quarter of 2016 was a net inflow of US$62 million.

Fiscal Year 2016 Unaudited Financial Results

Revenues

Total revenues in 2016 were US$525 million, compared with US$762 million in 2015.

Online game revenues were US$396 million, down 38% from US$637 million in 2015. The year-over-year decrease was mainly due to the natural decline in revenues of older games, and a decrease in Web game revenues upon the completion of the sale of the 7Road business in 2015.

Online advertising revenues were US$39 million, compared with US$58 million in 2015. The year-over-year decrease was mainly due to fewer games being marketed on the 17173 Website.

Cinema advertising revenues increased 61% year-over-year to US$69 million. The year-over-year increase reflected the strong growth of China’s movie and cinema industry in general, and improvements made to the Company’s advertising sales function, as well as an active approach we took in acquiring more advertising resources.

IVAS revenues decreased 11% year-over-year to US$22 million. The decrease was a result of lower revenues from mobile internet products.

[10]	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, current and non-current restricted time deposits, minus short-term bank loans.

Gross profit

GAAP and non-GAAP gross profit were US$360 million, down 34% from US$545 million in 2015. GAAP and non-GAAP gross margin were 68%, compared with 72% in 2015.

GAAP and non-GAAP gross profit of the online games business were US$300 million, down 38% from 2015. GAAP and non-GAAP gross margin of the online games business were 76%, compared with 75% in 2015.

GAAP and non-GAAP gross profit of the online advertising business decreased to US$29 million, down 37% from 2015. GAAP and non-GAAP gross margin of the online advertising business were 74%, compared with 80% in 2015. The year-over-year decrease in gross margins was due to a reduction in revenues of online advertising business, while costs remained relatively flat.

GAAP and non-GAAP gross profit of the cinema advertising business were US$23 million, compared with US$13 million in 2015. GAAP and non-GAAP gross margin of the cinema advertising business were 33%, compared with 31% in 2015.

GAAP and non-GAAP gross profit of IVAS were US$8 million, compared with a gross profit of US$5 million in 2015.

Operating expenses

Total operating expenses were US$229 million, down 40% from 2015.

Product development expenses were US$122 million, down 29% from 2015. The decrease was due to a decrease in salary and benefit expenses in 2016 as a result of a reduction in the workforce as well as a reduction in bonus expenses.

Sales and marketing expenses were US$57 million, down 39% from 2015. The decrease was due to a reduction in marketing and promotional spending for new games in 2016.

General and administrative expenses were US$51 million, down 37% from 2015. The decrease was due to a decrease in salary and benefit expenses in 2016 as a result of a reduction in the workforce and bonus expenses.

Operating profit

Operating profit was US$131 million, compared with an operating profit of US$161 million in 2015.

Non-GAAP operating profit was US$139 million, compared with an operating profit of US$176 million in 2015.

Other Income

Other income was US$16 million, compared with US$65 million in 2015. The year-over-year decrease was due to a reduction in a gain that was recognized upon the divestment of 7Road and certain overseas assets in 2015.

Income tax expense

Income tax expense was US$22 million in 2016, compared with US$54 million in 2015.

Net income

Net income was US$147 million, compared with a net income of US$191 million in 2015.

Non-GAAP income was US$155 million, compared with a non-GAAP net income of US$206 million in 2015.

Net income/ (loss) attributable to non-controlling interests

Both GAAP and non-GAAP net income attributable to non-controlling interests were US$2 million, compared with a net loss of US$22 million in 2015. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap, the developer of the Dolphin Browser.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$145 million, compared with a net income of US$213 million in 2015. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$2.72 compared with a fully-diluted net income per ADS of US$4.02 in 2015.

Non-GAAP net income attributable to Changyou.com Limited was US$153 million, compared with US$228 million in 2015. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$2.85, compared with US$4.20 in 2015.

Business Outlook

For the first quarter of 2017, Changyou expects:

•	Total revenues to be between US$110 million and US$120 million, including online game revenues of US$80 million to US$90 million;

•	Non-GAAP net income attributable to Chanyou.com Inc. to be between US$30 million and US$35 million, and non-GAAP income per fully-diluted share to be between US$0.56 and US$0.65. Assuming no new grants of share-based awards and that the market price of our shares is unchanged; we estimate that compensation expense relating to share-based awards will be between US$1 million and US$2 million. Considering eliminating the impact of these share-based awards, GAAP net income attributable to Changyou.com to be between US$28 million and US$34 million, and GAAP income per fully-diluted share to be between US$0.52 and US$0.64.

For the first quarter 2017 guidance, the Company has adopted a presumed exchange rate of RMB7.00 = US$1.00, as compared with the actual exchange rate of approximately RMB6.53 = US$1.00 for the first quarter 2016, and RMB6.83=US$ 1.00 for the fourth quarter 2016.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 26, 2016, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, February 21, 2017 (8 p.m. Beijing/Hong Kong, February 21, 2017).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
China Mainland:	+86-400-1200-539
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on February 21, 2017 through February 28, 2017. The dial-in details for the telephone replay are:

International:	+1- 866-846-0868
Passcode:	7470977

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi

Investor Relations

Tel:          +86 (10) 6192-0800

E-mail:     ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2016	Sep. 30, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Revenues:
Online game	$95,400	$98,553	$127,001	$395,708	$636,846
Online advertising	8,332	11,651	14,798	39,409	57,832
Cinema advertising	20,371	21,058	13,315	68,542	42,573
IVAS	6,420	4,600	6,796	21,726	24,385

Total revenues	130,523	135,862	161,910	525,385	761,636
Cost of revenues:
Online game (includes share-based compensation expense of $(5), $26, $47, $31 and $37 respectively)	20,936	23,719	28,266	96,171	156,318
Online advertising	2,799	2,761	2,315	10,104	11,565
Cinema advertising	13,452	11,906	8,203	45,959	29,231
IVAS (includes share-based compensation expense of $0, $0, $(2), $0 and $(2) respectively)	3,792	2,711	3,963	13,576	19,647

Total cost of revenues	40,979	41,097	42,747	165,810	216,761
Gross profit	89,544	94,765	119,163	359,575	544,875
Operating expenses:
Product development (includes share-based compensation expense of $(437), $2,524, $2,867, $2,881 and $5,475, respectively)	30,516	29,934	43,841	121,619	170,605
Sales and marketing (includes share-based compensation expense of $(61), $437, $487, $572 and $1,017 respectively)	11,989	18,748	15,456	56,543	92,355
General and administrative (includes share-based compensation expense of $(435), $4,215, $4,095, $4,918 and $8,497 respectively)	9,222	16,647	19,791	50,560	80,269
Goodwill impairment and impairment of intangibles via acquisitions of businesses	—	—	—	—	40,324

Total operating expenses	51,727	65,329	79,088	228,722	383,553

Operating profit	37,817	29,436	40,075	130,853	161,322
Interest income	5,217	5,879	4,432	17,169	15,444
Foreign currency exchange gain	2,747	518	963	5,108	2,954
Other income	5,463	2,691	1,064	15,523	64,962

Income before income tax expense	51,244	38,524	46,534	168,653	244,682
Income tax (expense)/ benefit	(9,356)	519	(8,317)	(21,583)	(54,055)

Net income	41,888	39,043	38,217	147,070	190,627
Less: Net income/(loss) attributable to non-controlling interests	869	339	(248)	2,123	(22,157)

Net income attributable to Changyou.com Limited	$41,019	$38,704	$38,465	$144,947	$212,784

Basic net income attributable to Changyou.com Limited per ADS	$0.78	$0.74	$0.74	$2.78	$4.06

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	52,331	52,292	52,164	52,280	52,462

Diluted net income attributable to Changyou.com Limited per ADS	$0.77	$0.73	$0.73	$2.72	$4.02

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,346	53,219	52,846	53,139	52,881

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2016	As of Dec. 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$597,188	$569,917
Accounts receivable, net	47,150	67,959
Short-term investments	233,491	174,515
Restricted time deposits[11]	—	227,285
Prepaid and other current assets	484,995	227,719
Assets held for sale[12]	103,079	—

Total current assets	1,465,903	1,267,395

Non-current assets:
Fixed assets, net	189,770	214,306
Goodwill[12]	26,502	111,082
Intangible assets, net	12,335	25,139
Restricted time deposits[11]	—	127,454
Deferred tax assets[13]	7,952	17,402
Other assets, net	5,575	16,728

Total non-current assets	242,134	512,111

TOTAL ASSETS	$1,708,037	$1,779,506

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$43,541	$42,166
Accounts payable and accrued liabilities	460,674	275,926
Short-term bank loans[11]	—	344,500
Tax payables	8,381	27,423
Liabilities held for sale[12]	3,902	—

Total current Liabilities	516,498	690,015

Long-term liabilities:
Long-term deferred tax liabilities[13]	29,336	28,500
Long-term accounts payable	—	1,004
Long-term tax payable	13,295	—
Other long-term liabilities	744	738

Total long-term liabilities	43,375	30,242

Total liabilities	559,873	720,257
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	1,117,767	1,029,479
Non-controlling interests	30,397	29,770

Total shareholders’ equity	1,148,164	1,059,249

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,708,037	$1,779,506

[11]	Changyou repaid all of the remaining bank loans of $345 million, and restricted time deposits of $355 million that secured these loans were released during the first quarter of 2016.
[12]	Changyou management had an intention to divest the Company’s interest in MoboTap in the third quarter of 2016. Therefore, the assets and liabilities of MoboTap were recognized as “Assets held for sale” and “Liabilities held for sale,” respectively, since the third quarter of 2016.
[13]	The Company early adopted the Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes, retrospectively from the fourth quarter of 2016. The guidance requires current deferred income tax assets and liabilities to be classified as non-current assets and liabilities in balance sheet. As a result of the adoption of this guidance, $4.7 million of current deferred tax assets recorded in prepaid and other current assets, and $24.9 million of deferred tax liabilities were reclassified to non-current as of December 31, 2015.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$74,464	(5)	74,459
Online advertising gross profit	5,533	0	5,533
Cinema advertising gross profit	6,919	0	6,919
IVAS gross profit	2,628	0	2,628

Gross profit	$89,544	(5)	89,539

Gross margin	69%		69%
Operating expenses	51,727	933	52,660

Operating profit	$37,817	(938)	36,879

Operating margin	29%		28%

Income tax expense	(9,356)	0	(9,356)
Net income	$41,888	(938)	40,950

Less: Net income attributable to non-controlling interests	869	8	877

Net income attributable to Changyou.com Limited	$41,019	(946)	40,073

Net margin attributable to Changyou.com Limited	31%		31%

Diluted net income attributable to Changyou.com Limited per ADS	$0.77		0.75

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,346		53,785

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuation in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$74,834	26	74,860
Online advertising gross profit	8,890	0	8,890
Cinema advertising gross profit	9,152	0	9,152
IVAS gross profit	1,889	0	1,889

Gross profit	$94,765	26	94,791

Gross margin	70%		70%

Operating expenses	65,329	(7,176)	58,153

Operating profit	$29,436	7,202	36,638

Operating margin	22%		27%

Income tax benefit	519	0	519
Net income	$39,043	7,202	46,245

Less: Net income attributable to non-controlling interests	339	8	347

Net income attributable to Changyou.com Limited	$38,704	7,194	45,898

Net margin attributable to Changyou.com Limited	28%		34%

Diluted net income attributable to Changyou.com Limited per ADS	$0.73		0.85

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,219		53,796

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$98,735	47	98,782
Online advertising gross profit	12,483	0	12,483
Cinema advertising gross profit	5,112	0	5,112
IVAS gross profit	2,833	(2)	2,831

Gross profit	$119,163	45	119,208

Gross margin	74%		74%

Operating expenses	79,088	(7,449)	71,639

Operating profit	$40,075	7,494	47,569

Operating margin	25%		29%

Income tax expense	(8,317)	0	(8,317)
Net income	$38,217	7,494	45,711

Less: Net loss attributable to non-controlling interests	(248)	(43)	(291)

Net income attributable to Changyou.com Limited	$38,465	7,537	46,002

Net margin attributable to Changyou.com Limited	24%		28%

Diluted net income attributable to Changyou.com Limited per ADS	$0.73		0.85

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,846		53,928

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$299,537	31	299,568
Online advertising gross profit	29,305	0	29,305
Cinema advertising gross profit	22,583	0	22,583
IVAS gross profit	8,150	0	8,150

Gross profit	$359,575	31	359,606

Gross margin	68%		68%

Operating expenses	228,722	(8,371)	220,351

Operating profit	$130,853	8,402	139,255

Operating margin	25%		27%

Income tax expense	(21,583)	0	(21,583)
Net income	$147,070	8,402	155,472

Less: Net income attributable to non-controlling interests	2,123	33	2,156

Net income attributable to Changyou.com Limited	$144,947	8,369	153,316

Net margin attributable to Changyou.com Limited	28%		29%

Diluted net income per ADS attributable to Changyou.com Limited	$2.72		2.85

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,139		53,803

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$480,528	37	480,565
Online advertising gross profit	46,267	0	46,267
IVAS gross profit	4,738	(2)	4,736
Other gross profit	13,342	0	13,342

Gross profit	$544,875	35	544,910

Gross margin	72%		72%

Operating expenses	383,553	(14,989)	368,564

Operating profit	$161,322	15,024	176,346

Operating margin	21%		23%

Income tax expense	(54,055)	0	(54,055)
Net income	$190,627	15,024	205,651

Less: Net loss attributable to non-controlling interests	(22,157)	14	(22,143)

Net income attributable to Changyou.com Limited	$212,784	15,010	227,794

Net margin attributable to Changyou.com Limited	28%		30%

Diluted net income per ADS attributable to Changyou.com Limited	$4.02		4.20

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	52,881		54,280

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.